FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 26, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris convenes General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Convenes General Meeting of Shareholders

Luxembourg, June 26, 2019 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that it has published the convening notice to the General Meeting of Shareholders that will be held on July 29, 2019, at 11:00 a.m. (Central European Time) at Tenaris’s registered office, located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, to consider, and if thought fit, approve the delisting of Tenaris’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A., through a voluntary withdrawal from listing. The convening notice (which includes the agenda for the meeting and the procedures for attending and/or voting at the meeting) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam. In addition, the convening notice, together with the total number of shares and voting rights as of the date of the convening notice, and the proxy materials for the meeting (which include the shareholder meeting brochure and proxy statement with reports on each item of the agenda for the meeting and draft resolutions proposed to be adopted at the meeting, and the forms required for purposes of participating and/or voting at the meeting), may be obtained free of charge from Tenaris’s website at www.tenaris.com/investors, or at the Company’s registered office in Luxembourg.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.